FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-Held Company with Authorized Capital CNPJ/MF nº 47.508.411/0001-56 NIRE 35.300.089.901	VIA VAREJO S.A. Publicly-Held Company with Authorized Capital CNPJ/MF nº 33.401.260/0652-90 NIRE 35.300.394.925

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”) and Via Varejo S.A. (“Via Varejo”, together with CBD, the “Companies”), in compliance with the provisions of Article 157, Paragraph Four, of Law No. 6,404, dated as of December 15th, 1976, and of CVM Rule No. 358, dated as of January 3rd, 2002, and in addition to the joint Notice of Material Fact released on May 6th, 2014 (“Notice of Material Fact”) hereby inform their shareholders and the market the following:

Favorable Recommendation of the Special Committees

After reviewing the project of combination of the eCommerce business developed by the Companies through Nova Pontocom Comércio Eletrônico S.A. (“Nova”) with the e-commerce business developed by the controlling shareholder Casino, Guichard-Perrachon, S.A. (“Casino”) through Cdiscount S.A. and Cdiscount affiliates (“Cdiscount”), as informed in the Notice of Material Fact (“eCommerce Business Combination”), the Special Committees of the Boards of Directors of the Companies, which were created on May 6th, 2014 (“Special Committees”), submitted to the respective Boards of Directors of CBD and Via Varejo their considerations and conclusions.

The Special Committees delivered a favorable recommendation with regards to the implementation of the eCommerce Business Combination considering the following elements: (a)  the commercial interests of the Companies in the eCommerce activities will be preserved; and (b)  the potential for creation of value for the Companies and their shareholders through the integration of the eCommerce activities currently developed by Nova and Cdiscount into one of the largest global eCommerce companies, organized under the laws of the Netherlands, as Cnova N.V. (“Cnova”).

Recommended Exchange Ratio

The Special Committees, following their review and analysis of the opinions issued by their respective financial advisors (Credit Suisse for CBD’s Special Committee and Bank of America Merrill Lynch for Via Varejo’s Special Committee), recommended that the respective weights of Nova and Cdiscount be 53.5% and 46.5% respectively. Thus, upon completion of the corporate reorganization necessary to implement the eCommerce Business Combination, CBD and Via Varejo will indirectly hold 28.0% and 23.5% of the outstanding and voting capital stock of Cnova, respectively, and Casino (including its Colombian subsidiary Almacenes Exito S.A.) will hold 46.5% of the outstanding and voting capital stock of Cnova. The remainder of the capital of Cnova will be indirectly held by certain minority shareholders of Nova.

Minimum Conditions

The Special Committees, after analysis and discussions with their respective legal counsel, also presented to the Boards of Directors their recommendation as to the minimum terms and conditions necessary to implement the eCommerce Business Combination, including, among other things:

(i) preservation of the existing rights and relationships between the Companies and Nova through an amendment of the Operational Agreement entered into by the Companies and Nova, dated October 17, 2013 (the “Operational Agreement”), ensuring continuity of existing synergies and integration between eCommerce and the brick and mortar businesses;

(ii) the right for CBD and Via Varejo to appoint two (2) and one (1) members, respectively, of the nine (9) members of the initial Board of Directors of Cnova. In addition to the foregoing members appointed by CBD and Via Varejo and one (1) of the Co-CEOs, the Board of Directors of Cnova shall also be composed of two (2) other additional members who will be independent directors and three (3) directors appointed by Casino. Among the members of Casino, Mr. Jean-Charles Naouri, Chairman of the Boards of Directors of CBD and Casino and CEO of Casino, shall be appointed Chairman of the Board of Directors of Cnova;

(iii) the election of the current CEO of Nova, Mr. Germán Pasquale Quiroga Vilardo, to the position of co-CEO of Cnova. Cnova will have two (2) co-CEOs, with the other co-CEO being the CEO of Cdiscount. The co-CEOs will rotate as members of Cnova’s Board of Directors and the CEO of Nova will be the first co-CEO sitting on the Board of Directors of Cnova;

(iv) the adoption by Cnova of an Audit Committee, formed of independent members, and a Nomination and Remuneration Committee; and

(v) the obligation for CNova to adopt a Policy on Related Party Transactions that ensures the compliance with the practices usually adopted for such transactions in order to ensure transparency and to manage situations of conflicts of interests.

Additional Conditions

Additionally, as a result of the discussions among the Special Committees, their advisors and the management of the companies involved and their advisors, it was agreed that the creation of Cnova will observe the following additional conditions:

(i) CBD and Via Varejo shall license for a minimum period of twenty (20) years (and automatically renewable for an additional ten (10) year period) the use of the trademarks “Extra,” “Casas Bahia” and “Ponto Frio” and domain names “extra.com.br”, “casasbahia.com.br”, as well as certain other trademarks, domain names and rights related thereto, for use in the eCommerce activities developed by the Brazilian subsidiary of Cnova; and

(ii) the founding shareholders of Cnova (directly or indirectly) will be entitled to receive special voting depositary receipts which will effectively grant them one (1) additional vote for each ordinary share of Cnova held and continue to be held (directly or indirectly) by them (or certain permitted transferees), in relation to the voting rights of new ordinary shares to be issued in the future in the context of the potential initial public offering of Cnova. The special voting rights associated with the depositary receipts will be non-transferable to third-parties, subject to limited exceptions.

Resolutions of the Boards of Directors

Given the favorable recommendation of the Special Committees, the Boards of Directors of the Companies, on the date hereof, by unanimous decision (with the abstention of the legally prevented), (i)  approved, upon completion of certain conditions precedent, namely obtaining the necessary authorizations with the competent authorities, the proposal for the eCommerce Business Combination under the terms recommended by the Special Committees; (ii)  authorized the management of the respective Companies to take the necessary steps to implement the eCommerce Business Combination; and (iii)  authorized the submission of the application for registration of Cnova as a foreign private issuer with the Securities and Exchange Commission - SEC, a regulatory agency that regulates the U.S. securities market, in order to permit, subject to market conditions and other factors, (a)  the admission to trading of the shares issued by Cnova on a stock exchange in the U.S. and (b)  the public offering of new shares of Cnova.

Also on this date, at the same meetings, in compliance with the provisions of the Operational Agreement, and based on (i)  the study about business synergies prepared by a specialized consulting firm, and (ii)  the recommendation from the management and competent advisory committees of the Companies, the Boards of Directors of CBD, Nova and Via Varejo approved the commercial parameters for the sharing of synergies between these companies. The sharing of synergies will bring significant benefits to all companies and their shareholders, including in the context of the eCommerce Business Combination.

Next Steps

Following the approval of the Boards of Directors of the Companies and of the other companies concerned, Cnova filed today a registration statement (Form F-1) with the SEC which is available on the SEC’s website (www.sec.gov).

The Companies will take the necessary measures to implement the decisions approved by the Boards of Directors and will inform their shareholders and the market in due course about additional material facts related to the eCommerce Business Combination.

Additional information about the subject of this notice of material fact is available at www.gpari.com.br and www.viavarejo.com.br/ri.

São Paulo and São Caetano do Sul, June 4, 2014.

Daniela Sabbag Investor Relations Officer	Marcelo Rizzi de Oliveira Investor Relations Officer

Additional Information:

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. You may obtain access to the registration statement by visiting EDGAR on the SEC’s website at www.sec.gov.

These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy ordinary shares of Cnova N.V., nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 4, 2014	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release June contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.